                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549

                                    FORM 6-K

                             REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For                              DECEMBER 6, 2000
    -------------------------------------------------------------------------

                                QUEBECOR WORLD INC.
-----------------------------------------------------------------------------
                   (Translation of Registrant's Name into English)

                 612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, H3C 4M8
-----------------------------------------------------------------------------
                      (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                                 Form 40-F   X
          -----                                     -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                       No   X
    -----                                    -----

                             Supplemental Disclosure
                                       by
                               QUEBECOR WORLD INC.
                             Filed in this Form 6-K

Documents index

1.   Supplemental Disclosure - Quebecor World : Investor Meetings, December 2000

                   [LOGO]
                   Quebecor World

                                                             INVESTOR MEETINGS
                                                                DECEMBER, 2000

QUEBECOR WORLD
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Charles G. Cavell    President and CEO
------------------------------------------------------------------------------
Marc L. Reisch       Chairman, President and CEO, Quebecor World North America
------------------------------------------------------------------------------
Christian M. Paupe   Executive Vice President
------------------------------------------------------------------------------

QUEBECOR WORLD
------------------------------------------------------------------------------

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by the Company's competitors, and general changes in economic conditions. Those and other risks are more fully described in the Company's filings with the Securities and Exchange Commission.


3                                                                       [LOGO]

QUEBECOR WORLD
------------------------------------------------------------------------------
TABLE OF CONTENTS

                                              TAB
Business Overview...........................   1
Markets and Products........................   2
Financial Review............................   3
Investment Highlights.......................   4


4                                                                       [LOGO]

BUSINESS OVERVIEW
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SERVING THE GLOBAL MARKET

                                     [MAP]

- 160 facilities
- 16 countries
- 43,000 employees
- $6.7 billion assets


5                                                                       [LOGO]

BUSINESS OVERVIEW
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THE MARKET LEADER IN PRINT MEDIA

-  The world's LARGEST AND MOST PROFITABLE commercial printer

- The MARKET LEADER in printing and distribution of magazines, catalogs, books and retail inserts

-  An industry consolidator with 25% ANNUAL EPS GROWTH over the past 10 years

-------------------------------------------------------------------
-  Quebecor World is the market leader in the print media industry.
-------------------------------------------------------------------


6                                                                       [LOGO]

BUSINESS OVERVIEW
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REVENUE GROWTH

REVENUES
10 Year CAGR = 22%

                               US$ Millions
1989........................      $  653
1990........................      $1,265
1991........................      $1,387
1992........................      $1,444
1993........................      $1,743
1994........................      $2,116
1995........................      $3,004
1996........................      $3,110
1997........................      $3,483
1998........................      $3,808
1999........................      $4,953
LTM.........................      $6,654


7                                                                       [LOGO]

BUSINESS OVERVIEW
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EARNINGS GROWTH

EPS
10 Year CAGR = 25%

1989........................   $0.16
1990........................   $0.38
1991........................   $0.55
1992........................   $0.72
1993........................   $0.82
1994........................   $0.87
1995........................   $1.05
1996........................   $1.09
1997........................   $1.12
1998........................   $1.29
1999........................   $1.57
2000........................   $1.93(1)

(1) Consensus Earnings


8                                                                       [LOGO]

BUSINESS OVERVIEW
------------------------------------------------------------------------------
CASH EARNINGS GROWTH

CASH EPS
10 Year CAGR = 25%

1989........................   $0.19
1990........................   $0.41
1991........................   $0.61
1992........................   $0.76
1993........................   $0.85
1994........................   $0.92
1995........................   $1.13
1996........................   $1.17
1997........................   $1.20
1998........................   $1.43
1999........................   $1.81
2000........................   $2.36(1)

(1) Consensus Earnings


9                                                                       [LOGO]

BUSINESS OVERVIEW
------------------------------------------------------------------------------
GEOGRAPHIC DIVERSIFICATION

                           REVENUES = $6.7 BILLION

                                   [GRAPHIC]
                                   Canada 16%
                                    USA 68%
                                   Europe 14%
                                Latin America 2%

                               GLOBAL LEADERSHIP.

                     OUR STRENGTH STEMS FROM NORTH AMERICA.

             EUROPE PROVIDES LONGER TERM CONSOLIDATION OPPORTUNITIES.

         WE ARE PREPARING FOR THE ECONOMY OF THE FUTURE IN LATIN AMERICA.


10                                                                       [LOGO]

BUSINESS OVERVIEW
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PRODUCT DIVERSIFICATION

                             REVENUES = $6.7 BILLION

                                   [GRAPHIC]

                                   Books 12%
                            Specialty and Direct 14%
                                  Catalogs 16%
                                   Retail 18%
                                  Magazines 29%
                             Pre-media & Logistics 6%
                                  Directories 5%

-  Diversified product mix provides:

   -  ONE-STOP SHOPPING FOR CUSTOMERS

   -  STRONGER RELATIONSHIPS WITH CUSTOMERS

   -  GREATER VALUE DELIVERED TO CUSTOMERS

   -  STABILITY AND OPPORTUNITY FOR QUEBECOR WORLD


11                                                                      [LOGO]

BUSINESS OVERVIEW
------------------------------------------------------------------------------
EXISTING MARKETS PERSPECTIVE

----------------------------------------------------------------------------------------
                                   PRO FORMA        Economic              Industry
MARKET     COMPANY               1999 REVENUES     Environment            Condition
----------------------------------------------------------------------------------------
Canada     Quebecor World            1000          Relatively             Largely
           GTC                        800            Stable             Consolidated
           St. Joseph's               175
----------------------------------------------------------------------------------------
USA        Quebecor World            4700          Relatively           Fragmented;
           R.R. Donnelley            4600            Stable           IQW is the sole
           Quad Graphics             2000                              consolidator
           Vertis (Big Flower)       1875
           Banta                     1500
----------------------------------------------------------------------------------------
Europe     Quebecor World             950            Stable             Fragmented;
           Polestar                   800          EU=1 Market          3 industry
           Roto Smeets                730                             consolidators;
           St. Ives                   700                            Publisher-printers
           Bertelsman                1500                             slowly divesting
           Hachette                   250
----------------------------------------------------------------------------------------
Latin      R.R. Donnelley             235          Cyclical but      May become low cost
America    Quebecor World             150           improving        competitor to Asia
           Corgraphics                100
           Abril                      100
----------------------------------------------------------------------------------------

* Pro forma 1999 revenues by geographical regions are based on management best estimates.

12                                                                      [LOGO]

BUSINESS OVERVIEW
------------------------------------------------------------------------------
ESTIMATED COMMERCIAL PRINTING VOLUME

                                 QUEBECOR WORLD
      CANADA               U.S.A.              EUROPE          LATIN AMERICA
$11 billion market  $150 billion market  $90 billion market  $8 billion market
        5%                   3%                  1%                  1%

Despite our industry-leading position, we have room to grow in our existing markets.


13                                                                      [LOGO]

BUSINESS OVERVIEW
------------------------------------------------------------------------------
POTENTIAL GROWTH STRATEGIES


----------------------------------------------------------------------------------------
                                                                           EPS Growth
STRATEGY                               ASSUMPTIONS                        (2000 - 2003)
----------------------------------------------------------------------------------------
                             Organic growth in line with GDP Growth
                             No acquisitions
Internal (Base Case)         Limited growth capital                         10% - 12%
                             Focus on efficiency
                             Gradual margin expansion
                             Debt repayment and/or share repurchases
----------------------------------------------------------------------------------------
                             Identified numerous opportunities
Niche Acquisitions           Funded internally                              14% - 17%
                             Strengthen existing product franchises
                             Expand existing geographic footprint
                             Moderate top-line growth
----------------------------------------------------------------------------------------
                             Options exist in all current geographies
Strategic Acquisition        Timing driven by target availability
                             Growth continues at historical levels          20% +
----------------------------------------------------------------------------------------

14                                                                      [LOGO]

BUSINESS OVERVIEW
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COMPETITIVE ADVANTAGE

-    ASSET UTILIZATION ADVANTAGE

     - GREATER SCHEDULING EFFICIENCY (MORE PRESSES AVAILABLE TO DO SIMILAR WORK TRANSLATES INTO HIGHER CAPACITY UTILIZATION, LESS OVERTIME, LESS CASUAL LABOR AND LESS OUTSOURCING)

     -    EXTENDED USE OF ASSET LIVES THROUGH GEOGRAPHICAL REDEPLOYMENT

     - EFFICIENCIES IN INVENTORY MANAGEMENT (VIRTUAL WAREHOUSE OF SUPPLIES AND PARTS)

-    TECHNOLOGY ADVANTAGE

     - INVESTMENTS IN TECHNOLOGY HAVE PROVIDED A COST STRUCTURE WHICH IS BELOW MARKET-CLEARING PRICE (E.G. WIDER WEB WIDTHS)

     - RELATIONSHIP WITH / LEVERAGE OVER EQUIPMENT MANUFACTURERS ACCELERATES DEVELOPMENT OF NEW COST-SAVING SOLUTIONS (E.G. PRE-PRESS ALTERNATIVE TO CREO, 3 NEW 39" WEB OFFSET PRESSES, FERAG SELECTIVE BINDERY)

-    PROCUREMENT ADVANTAGE

     - PURCHASING PAPER, INK, SUPPLIES AND TECHNOLOGY / EQUIPMENT ON A GLOBAL SCALE GENERATES BOTTOM LINE BENEFITS ATTRIBUTABLE TO SIZE

     - THE COMPANY'S SIZE PROVIDES LEVERAGE TO DIRECT SUPPLY CHAIN EVOLUTION, RETAINING EFFICIENCIES IN-HOUSE (E.G. ESTABLISHMENT OF A PRIVATE MARKETPLACE; DEVELOPMENT OF WEB-ENABLED PROCUREMENT SYSTEM; MATERIALS & SUPPLIES SELF-SERVICE)

-    LOGISTICS ADVANTAGE

     -    ABILITY TO POOL SHIPMENTS (FILL TRUCKS) REDUCES FREIGHT COSTS

     -    USE OF MAIL LIST TECHNOLOGIES REDUCE POSTAGE COSTS (DEEPER
          PENETRATION)

     - BUNDLING DIFFERENT PRODUCTS HAVING THE SAME FINAL DESTINATION REDUCES OVERALL FULFILLMENT COST

15                                                                       [LOGO]

BUSINESS OVERVIEW
------------------------------------------------------------------------------
COMPETITIVE ADVANTAGE

-    SPEED OF DELIVERY

     - ABILITY TO QUICKLY PRODUCE ON A MASS SCALE USING MULTIPLE PLANTS SIMULTANEOUSLY

     - ABILITY TO PRINT CLOSE TO CUSTOMER'S FINAL SHIPPING DESTINATION REDUCES TIME (AND COST)

-    CUSTOMIZATION

     - ABILITY TO PRODUCE THROUGH STATE-OF-THE-ART BINDERY HIGHLY CUSTOMIZED PRODUCTS ON A MASS SCALE FOR TARGETED MARKET
          PENETRATION (E.G. 100 EDITIONS OF MONEY MAGAZINE, 300 EDITIONS OF
          ELLE)

-    PRODUCT BREADTH

     -    THE CONVENIENCE OF ONE-STOP SHOPPING FOR ALL PRINTING REQUIREMENTS

     - DEVELOP CROSS-SELLING RELATIONSHIPS THROUGH CUSTOMERS' CENTRAL PROCUREMENT OFFICES

-    MARKET INTELLIGENCE

     - CUSTOMERS DRAW UPON OUR BREADTH OF INFORMATION RELATING TO DEMOGRAPHIC PATTERNS (DATA MINING)

16                                                                      [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
10+ YEARS OF ACCRETIVE ACQUISITIONS

                                 TOTAL REVENUES

                                    22% CAGR


                       [PERFORMANCE GRAPHIC REPRESENTING]
               [QUEBECOR WORLD INC. and WORLD COLOR PRESS INC.]


--------------------------------------------------------------------------------
- 2 COMPANIES WITH WELL EXECUTED-ACQUISITIONS STRATEGIES (85 SUCCESSFUL ACQUISITIONS IN EXCESS OF $4 BILLION OVER 10 YEARS).
- EACH ACQUISITION ENHANCES THE COMPANY'S POWER TO SERVE ITS CUSTOMERS AND IMPROVE SHAREHOLDER RETURNS.
--------------------------------------------------------------------------------


17                                                                       [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
THE INDUSTRY LEADER

                          COMMERCIAL PRINTING REVENUES


                             [PERFORMANCE GRAPH OF]
                       [VARIOUS LARGE PRINTING COMPANIES]


18                                                                       [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
THE 1999 MERGER WITH WORLD COLOR:

-    THE LARGEST BUSINESS MERGER AND RESTRUCTURING EVER UNDERTAKEN IN THE
     INDUSTRY:

     -   gave us the LEADING U.S. MARKET POSITION
     -   created STRONG NORTH AMERICAN MANAGEMENT STRUCTURE
     -   provided COST SAVINGS AND SYNERGIES
     -   built a CRITICAL MASS for:

         -   FURTHER CONSOLIDATION
         -   FURTHER COST EFFICIENCY
         -   FURTHER OPERATING EFFICIENCY
         -   INCREASING VALUE TO CUSTOMERS AS THEY CONSOLIDATE / GLOBALIZE


------------------------------------------------------------------------------
          The "merger of two equals" provided the foundation for
                         the next stage of growth.
------------------------------------------------------------------------------


19                                                                      [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
MAGAZINES

                             [GRAPHIC OF 10 MAGAZINES]

---------------------------------------------------------------------------
- Quebecor World prints HALF of the top 125 magazine titles in the U.S.A., and our customers include ALL of the top 5 publishers.
---------------------------------------------------------------------------


20                                                                      [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
BOOKS

                             [GRAPHIC OF 12 BOOKS]

------------------------------------------------------------------------------
- Quebecor World prints close to 1 BILLION BOOKS in the U.S.A. each year (example: 60% of the Harry Potter series).

- Global book manufacturing platform (we also print books in Spain, Columbia, Peru, Chile, Mexico and soon Canada).
------------------------------------------------------------------------------


21                                                                      [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
CATALOGS

                             [GRAPHIC OF 10 CATALOGS]

------------------------------------------------------------------------------
- 14 of our 20 largest customers are ranked in the Top 100 catalog producers according to Catalog Age.

-  Up to 25% of Sears Canada's sales originate through catalogs we produce.
------------------------------------------------------------------------------


22                                                                      [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
INSERTS

                          [GRAPHIC OF VARIOUS INSERTS]

------------------------------------------------------------------------------
- We print 42 million copies of PARADE each week, inserted in 390 newspapers. Our COAST-TO-COAST PRINTING NETWORK makes TIME-CRITICAL DELIVERY possible.

- Half of the inserts found in major weekend papers is typically printed by Quebecor World.
------------------------------------------------------------------------------


23                                                                      [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
COMMERCIAL AND SPECIALTY

                             [GRAPHIC OF PRODUCTS]

------------------------------------------------------------------------------
   Quebecor World is the leading printer of annual reports in North America.
           Our brand name instills CONFIDENCE in our customers.
------------------------------------------------------------------------------


24                                                                      [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
DIRECTORIES

                          [GRAPHIC OF 5 DIRECTORIES]

------------------------------------------------------------------------------
- In North America, we produce 180 MILLION DIRECTORIES PER YEAR, 90% under long term contracts, shipped to all states except Hawaii, and all Canadian provinces.

- In South America, we recently reached a 10-year agreement with BELLSOUTH to print its directories.
------------------------------------------------------------------------------


25                                                                      [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
QUE-NET MEDIA

- 90%+ of our customers currently perform pre-media work in-house or outsource to a different provider

- Que-Net Media was created to focus on expanding market penetration in a HIGH MARGIN / HIGH RETURN on CAPITAL business

- CROSS-MARKETING between pre-media services and printing services is presenting new opportunities

   -  Avon
   -  Hard Rock Cafe

- DIGITAL IMAGING, CONTENT MANAGEMENT AND REPURPOSING are core competencies of Quebecor World

-  Digital text and graphics for print or web media formats


26                                                                      [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
GLOBAL CUSTOMERS NEED GLOBAL SUPPLIERS

--------------------------------------------------------------------------
                      North                                    Latin
                     America               Europe             America
--------------------------------------------------------------------------
Magazines             EMAP                  EMAP
                     Forbes                Forbes
                  Book of Hope          Book of Hope        Book of Hope
                  Rodale Press          Rodale Press
                     Bauer                 Bauer
                    Meredith             Air France
                     Hearst                                    Hearst
                   Hachette
--------------------------------------------------------------------------
Catalogs              IKEA                  IKEA
                   Air France            Air France
                Brylane/LaRedoute     Brylane/LaRedoute
                  Office Depot          Office Depot
                 Learning Tree         Learning Tree
                     Avon                                      Avon
                                         Carrefour           Carrefour
--------------------------------------------------------------------------
Retail              Costco                Costco
--------------------------------------------------------------------------
Directories       BellSouth                                  BellSouth
--------------------------------------------------------------------------
Specialty         Meredith               Meredith
                  Chrysler                                    Chrysler
                   Nortel                 Nortel               Nortel
--------------------------------------------------------------------------
Books            Scholastic                                  Scholastic
                Reader's Digest                            Reader's Digest
                 Book of Hope                               Book of Hope
                 Thomas Nelson                              Thomas Nelson
                                        Santillana           Santillana
--------------------------------------------------------------------------
Pre-Media         Hachette               Hachette
                    Emap                   Emap
--------------------------------------------------------------------------

- Quebecor World is unique in its ability to meet our customers' printing needs in 16 different countries.

- Quebecor World currently generates $400 million of sales from customers using our service on more than one continent.


27                                                                      [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
EUROPE

-  HISTORY
   -  Entered European market in 1994 with the acquisition of Jean Didier
   -  Built a $1 billion revenue base largely through acquisitions

-  RESTRUCTURING AND REORGANIZATION
   -  Recognized a one-time charge in Q4 1999
   -  Completed closure of Bondouffle during Q2 2000
   -  New management team in place Q3 2000
   - Specialization and rationalization of manufacturing platform will continue throughout 2000 and first half of 2001

-  STRATEGY

   - Europe offers significant long-term potential as publisher-printers focus on production and delivery of content
   - Europe remains a very fragmented market, with opportunity for further consolidation, specialization and economies of scale
   - Our preferred approach will be to establish partnerships with publishers looking to exit printing business (with security of a long-term printing contract)


28                                                                      [LOGO]

MARKETS AND PRODUCTS
------------------------------------------------------------------------------
LATIN AMERICA

-  GLOBALIZATION
   -  Serve global needs of global customers
   - Low wage / cost infrastructure (alternative to Asia as low-cost supplier to North America)
   -  Increase asset utilization (redeployment of older equipment)

-  MARKET POTENTIAL
   -  Population 360 million + (Brazil 170 million)
   -  High literacy rates
   -  Cyclical economies but growth on the upswing
   - Currently low levels of per capita magazine consumption (2 - 5 per year versus 12 - 30 in North America and Europe)

-  EARLY STAGE OF THE INDUSTRY
   -  Highly fragmented
   -  Rapid growth opportunities available

       -----------------------------------------------------------------
       Quebecor World is investing prudently in the economy of tomorrow.
       -----------------------------------------------------------------


29                                                                      [LOGO]

FINANCIAL REVIEW
------------------------------------------------------------------------------
RECORD THIRD QUARTER (Q3 2000)

-----------------------------------------------
3 MONTHS                   Q3          % GROWTH
-----------------------------------------------
Revenues                $1,633.8         +30%
-----------------------------------------------
Operating Income        $  202.4         +60%
-----------------------------------------------
Net Income              $   88.7         +62%
-----------------------------------------------
EPS                     $   0.58         +35%
-----------------------------------------------


-----------------------------------------------
9 MONTHS                 Q3 YTD        % GROWTH
-----------------------------------------------
Revenues                $4,813.3         +55%
-----------------------------------------------
Operating Income        $  508.3         +89%
-----------------------------------------------
Net Income              $  189.1         +54%
-----------------------------------------------
EPS                     $   1.23         +27%
-----------------------------------------------


                   ------------------------------------------
                   We have met or exceeded consensus earnings
                    estimates for nine consecutive quarters.
                   ------------------------------------------


30                                                                      [LOGO]

FINANCIAL REVIEW
------------------------------------------------------------------------------
OPERATING MARGIN MOMENTUM

                                    [CHART]

     -------------------------------------------------------------------
     Quebecor World's operating margin is improving to new record levels for each quarter.
     -------------------------------------------------------------------


31                                                                      [LOGO]

FINANCIAL REVIEW
------------------------------------------------------------------------------
EARNINGS PER SHARE



1997........................   $1.12
1998........................   $1.29
1999........................   $1.55
2000........................   $1.93


                                 (1) Consensus Earnings

32                                                                       [LOGO]

FINANCIAL REVIEW
------------------------------------------------------------------------------
SG&A


                               SG&A % of Revenues


1990........................   8.4%
1991........................   8.4%
1992........................   8.7%
1993........................   8.1%
1994........................   8.5%
1995........................   7.9%
1996........................   8.1%
1997........................   7.7%
1998........................   7.5%
1999........................   7.0%


------------------------------------------------------------------------------
Quebecor World's SG&A as a percent of revenues is significantly below that of its competitors, and has been improving as the company continues growing revenues with little need for additional G&A
------------------------------------------------------------------------------

33                                                                     [LOGO]

FINANCIAL REVIEW
------------------------------------------------------------------------------
CAPITAL EXPENDITURES


                        [GRAPH OF CAPITAL EXPENDITURES OF]
                         [QUEBECOR PRINTING & WORLD COLOR]

------------------------------------------------------------------------------
A STRATEGIC INVESTMENT WAS MADE IN OUR ROTOGRAVURE PLATFORM. ON A COMBINED BASIS (QUEBECOR PRINTING + WORLD COLOR), $1.2 BILLION WAS INVESTED IN NEW CAPITAL BETWEEN 1996 AND 1998.
------------------------------------------------------------------------------

34                                                                     [LOGO]

FINANCIAL REVIEW
------------------------------------------------------------------------------
FREE CASH FLOW (FROM OPERATING ACTIVITIES, AFTER-TAX)

$1.5B FREE CASH FLOW OVER 3 YEARS
(MARKET CAP IS APPROX. $3.3B)

                               $ Millions

1998........................   $ 91
1999........................   $531
2000E.......................   $450
2001E.......................   $550


35                                                                     [LOGO]

FINANCIAL REVIEW
------------------------------------------------------------------------------
TRACK RECORD OF MANAGEMENT DISCIPLINE



                                [GRAPH OF DEBT RATIO]



------------------------------------------------------------------------------
Maintaining a BBB credit rating allows us to continue pursuing accretive growth.
------------------------------------------------------------------------------

36                                                                     [LOGO]

FINANCIAL REVIEW
------------------------------------------------------------------------------
ACQUISITION BANK BORROWINGS

                                 [GRAPH OF]
                         [ACQUISITION BANK BORROWINGS]


37                                                                     [LOGO]

QUEBECOR WORLD
------------------------------------------------------------------------------
INVESTMENT HIGHLIGHTS

     -    UNIQUE GLOBAL PLATFORM
     -    DIVERSIFIED PRODUCT LINE
     -    EFFECTIVE USE OF SIZE AND SCALE
     -    LOW-COST PROVIDER
     -    CONSIDERED BEST MANAGEMENT TEAM IN THE INDUSTRY
     -    EMPLOYER OF CHOICE (SUCCESSFUL GROWTH ATTRACTS TALENT)
     -    MANUFACTURING PLATFORM SECOND TO NONE
     -    PROVEN DISCIPLINED ACQUISITION STRATEGY
     -    CONSISTENT DELIVERY OF RECORD RESULTS
     -    COMMITMENT TO DELIVERING 15% EPS GROWTH OR MORE
     -    COMMITTED TO GROWING BUSINESS AND INCREASING SHAREHOLDER VALUE

38                                                                      [LOGO]

                                      [LOGO]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        QUEBECOR WORLD INC.

                        By:    /s/ Raynald Lecavalier
                               --------------------------------
                        Name:  Raynald Lecavalier
                        Title: Director, Legal Affairs and Assistant Secretary

Date: DECEMBER 6, 2000